Exhibit 99.3

trivago N.V.
Unaudited Condensed Consolidated Interim Financial Statements as of June 30, 2021

trivago N.V.
Condensed consolidated statements of operations
(€ thousands, except per share amounts, unaudited)

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Revenue	€75,337	€13,591	€105,946	€106,880
Revenue from related party	20,137	2,541	27,754	49,055
Total revenue	95,474	16,132	133,700	155,935

Costs and expenses:
Cost of revenue, including related party, excluding amortization (1)	2,961	2,654	5,547	5,468
Selling and marketing, including related party (1)(2)(3)	71,366	12,847	94,703	124,224
Technology and content, including related party (1)(2)(3)	13,753	18,293	26,393	35,909
General and administrative, including related party (1)(2)(3)	10,189	9,019	18,704	24,324
Amortization of intangible assets (2)	68	36	68	361
Impairment of goodwill	—	—	—	207,618
Operating loss	(2,863)	(26,717)	(11,715)	(241,969)

Other income/(expense)
Interest expense	(146)	(59)	(202)	(105)
Other, net	(274)	(274)	632	(598)
Total other income/(expense), net	(420)	(333)	430	(703)

Loss before income taxes	(3,283)	(27,050)	(11,285)	(242,672)
Expense/(benefit) for income taxes	6	(6,913)	(1,256)	(8,035)
Loss before equity method investment	(3,289)	(20,137)	(10,029)	(234,637)
Income/(loss) from equity method investment	—	(21)	—	213
Net loss	€(3,289)	€(20,158)	€(10,029)	€(234,424)

Earnings per share available to common stockholders:
Basic	€(0.01)	€(0.06)	€(0.03)	€(0.66)
Diluted	(0.01)	(0.06)	(0.03)	(0.66)
Shares used in computing earnings per share:
Basic	357,582	353,133	356,726	352,953
Diluted	357,582	353,133	356,726	352,953

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
(1) Includes share-based compensation as follows:
Cost of revenue	€71	€70	€121	€120
Selling and marketing	299	345	525	677
Technology and content	1,065	1,146	1,729	2,181
General and administrative	3,461	2,625	5,640	4,709

(2) Includes amortization as follows:
Amortization of internal use software costs included in selling and marketing	€31	€50	€63	€100
Amortization of internal use software and website development costs included in technology and content	1,167	992	2,320	1,922
Amortization of internal use software costs included in general and administrative	86	161	171	325
Amortization of acquired technology included in amortization of intangible assets	68	36	68	72

(3) Includes related party expense as follows:
Selling and marketing	€52	€31	€73	€88
Technology and content	13	13	27	85
General and administrative	—	(204)	—	22
See accompanying notes

trivago N.V.
Condensed consolidated statements of comprehensive income/(loss)
(€ thousands, unaudited)

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Net loss	€(3,289)	€(20,158)	€(10,029)	€(234,424)
Other comprehensive income/(loss):
Currency translation adjustments	7	(5)	(8)	29
Total other comprehensive income/(loss)	7	(5)	(8)	29
Comprehensive loss	€(3,282)	€(20,163)	€(10,037)	€(234,395)
See accompanying notes

trivago N.V.
Condensed consolidated balance sheets
(€ thousands, except share and per share data, unaudited)

ASSETS	As of June 30, 2021	As of December 31, 2020
Current assets:
Cash and cash equivalents	€193,659	€208,353
Restricted cash	—	103
Accounts receivable, net of allowance for credit losses of €404 and €348 at June 30, 2021 and December 31, 2020, respectively	38,181	11,642
Accounts receivable, related party	15,188	2,969
Short-term investments	9,487	19,448
Tax receivable	8,790	7,839
Prepaid expenses and other current assets	16,456	10,438
Total current assets	281,761	260,792

Property and equipment, net	17,994	26,682
Operating lease right-of-use assets	49,953	86,810
Deferred income taxes	1	1
Other long-term assets	3,445	4,399
Intangible assets, net	170,153	169,550
Goodwill	287,736	282,664
TOTAL ASSETS	€811,043	€830,898

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	€32,329	€6,755
Income taxes payable	106	102
Deferred revenue	1,814	2,750
Payroll liabilities	3,162	2,983
Accrued expenses and other current liabilities	16,360	14,934
Operating lease liability	2,247	7,188
Total current liabilities	56,018	34,712

Operating lease liability	46,405	85,979
Deferred income taxes	41,663	42,176
Other long-term liabilities	3,232	3,514

Stockholders’ equity:
Class A common stock, €0.06 par value - 700,000,000 shares authorized, 69,259,299 and 55,967,976 shares issued and outstanding as of June 30, 2021 and December 31, 2020, respectively	4,155	3,358
Class B common stock, €0.60 par value - 320,000,000 shares authorized, 288,562,967 and 298,187,967 shares issued and outstanding as of June 30, 2021 and December 31, 2020, respectively	173,138	178,913
Reserves	812,240	798,017
Contribution from Parent	122,307	122,307
Accumulated other comprehensive income/(loss)	(4)	4
Accumulated deficit	(448,111)	(438,082)
Total stockholders' equity	663,725	664,517
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	€811,043	€830,898
See accompanying notes

trivago N.V.
Condensed consolidated statements of changes in equity
(€ thousands, unaudited)

Three Months Ended June 30, 2021	Class A common stock	Class B common stock	Reserves	Retained earnings (accumulated deficit)	Accumulated other comprehensive income/(loss)	Contribution from Parent	Total stockholders' equity
Balance at Balance at April 1, 2021	€3,884	€175,238	€805,457	€(444,822)	€(11)	€122,307	€662,053
Net loss				(3,289)			(3,289)
Other comprehensive income (net of tax)					7		7
Share-based compensation expense			4,896				4,896
Conversion of Class B shares	209	(2,100)	1,891				—
Issued capital, options exercised	62		(4)				58
Balance at June 30, 2021	€4,155	€173,138	€812,240	€(448,111)	€(4)	€122,307	€663,725

Six months ended June 30, 2021	Class A common stock	Class B common stock	Reserves	Retained earnings (accumulated deficit)	Accumulated other comprehensive income/(loss)	Contribution from Parent	Total stockholders' equity
Balance at Balance at January 1, 2021	€3,358	€178,913	€798,017	€(438,082)	€4	€122,307	€664,517
Net loss				(10,029)			(10,029)
Other comprehensive loss (net of tax)					(8)		(8)
Share-based compensation expense			8,015				8,015
Conversion of Class B shares	577	(5,775)	5,198				—
Issued capital, options exercised	220		1,010				1,230
Balance at June 30, 2021	€4,155	€173,138	€812,240	€(448,111)	€(4)	€122,307	€663,725

Three months ended June 30, 2020	Class A common stock	Class B common stock	Reserves	Retained earnings (accumulated deficit)	Accumulated other comprehensive income/(loss)	Contribution from Parent	Total stockholders' equity
Balance at Balance at April 1, 2020	€3,080	€181,013	€784,556	€(406,970)	€96	€122,307	€684,082
Net loss				(20,158)			(20,158)
Other comprehensive loss (net of tax)					(5)		(5)
Share-based compensation expense			4,186				4,186
Conversion of Class B shares	210	(2,100)	1,890				—
Issued capital, options exercised	17		(3)				14
Balance at June 30, 2020	€3,307	€178,913	€790,629	€(427,128)	€91	€122,307	€668,119

Six months ended June 30, 2020	Class A common stock	Class B common stock	Reserves	Retained earnings (accumulated deficit)	Accumulated other comprehensive income/(loss)	Contribution from Parent	Total stockholders' equity
Balance at Balance at January 1, 2020	€3,049	€181,013	€781,060	€(192,704)	€62	€122,307	€894,787
Net loss				(234,424)			(234,424)
Other comprehensive income (net of tax)					29		29
Share-based compensation expense			7,687				7,687
Conversion of Class B shares	210	(2,100)	1,890				—
Issued capital, options exercised	48		(8)				40
Balance at June 30, 2020	€3,307	€178,913	€790,629	€(427,128)	€91	€122,307	€668,119
See accompanying notes

trivago N.V.
Condensed consolidated statements of cash flows
(€ thousands, unaudited)

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Operating activities:
Net loss	€(3,289)	€(20,158)	€(10,029)	€(234,424)
Adjustments to reconcile net loss to net cash provided by/(used in):
Depreciation (property and equipment and internal-use software and website development)	2,168	3,044	4,408	5,626
Amortization of intangible assets	68	36	68	361
Goodwill impairment loss	—	—	—	207,618
Share-based compensation	4,896	4,186	8,015	7,687
Deferred income taxes	39	(6,281)	(513)	(7,422)
Foreign exchange loss/(gain)	127	286	(664)	(357)
Expected credit losses, net	(40)	(2,390)	37	2,386
(Gain)/loss on disposal of fixed assets	203	83	104	84
Gain from settlement of asset retirement obligation	—	(35)	(5)	(35)
Gain from lease termination and modification, net	(128)	(35)	(1,311)	(35)
(Income)/loss from equity method investment		21		(213)
Changes in operating assets and liabilities:
Accounts receivable, including related party	(31,722)	51,556	(38,798)	55,490
Prepaid expenses and other assets	(4,653)	157	(8,802)	(6,143)
Accounts payable	22,099	(17,983)	25,456	(28,546)
Payroll liabilities	(1,307)	(1,034)	170	(585)
Accrued expenses and other liabilities	1,280	5,094	2,353	5,032
Deferred revenue	(502)	(1,140)	(936)	(1,560)
Taxes payable/receivable, net	3,371	5,962	(947)	264
Net cash provided by/(used in) operating activities	€(7,390)	€21,369	€(21,394)	€5,228

Investing activities:
Purchase of investments	(1,351)	—	(1,351)	(8,850)
Proceeds from sales of investments	10,000	—	10,000	—
Business acquisition, net of cash acquired	—	—	(4,302)	—
Capital expenditures, including internal-use software and website development	(734)	(1,410)	(1,798)	(3,175)
Proceeds from sale of fixed assets	12	37	72	37
Net cash provided by/(used in) investing activities	€7,927	€(1,373)	€2,621	€(11,988)

Financing activities:
Proceeds from exercise of option awards	58	15	1,230	40
Repayment of other non-current liabilities	(66)	(68)	(132)	(135)
Net cash provided by/(used in) financing activities	€(8)	€(53)	€1,098	€(95)

Effect of exchange rate changes on cash	55	(124)	905	(9)
Net increase/(decrease) in cash, cash equivalents and restricted cash	€584	€19,819	€(16,770)	€(6,864)
Cash, cash equivalents and restricted cash at beginning of the period	193,417	193,860	210,771	220,543
Cash, cash equivalents and restricted cash at end of the period	€194,001	€213,679	€194,001	€213,679

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020

Supplemental cash flow information:
Cash paid for interest	€146	€59	€196	€105
Cash paid for taxes, net of (refunds)	(3,447)	(6,595)	160	(889)
Non-cash investing and financing activities:
Fixed assets-related payable	€—	€114	€—	€114
See accompanying notes

trivago N.V.
Notes to the condensed consolidated financial statements (unaudited)
Note 1: Organization and basis of presentation
Description of business
trivago N.V., (“trivago” the “Company,” “us,” “we” and “our”) and its subsidiaries offer online meta-search for hotel and accommodation through online travel agencies (“OTAs”), hotel chains and independent hotels. Our search-driven marketplace, delivered on websites and apps, provides users with a tailored search experience via our proprietary matching algorithms. We generally employ a ‘cost-per-click’ (or “CPC”) pricing structure, allowing advertisers to control their own return on investment and the volume of lead traffic we generate for them. During 2013, the Expedia Group, Inc. (formerly Expedia, Inc., the "Parent" or "Expedia Group") completed the purchase of a controlling interest in the Company.
As of June 30, 2021, Expedia Group’s ownership interest and voting interest in trivago N.V. is 58.4% and 70.7%, respectively. The Class B shares of trivago N.V. held by Messrs. Schrömgens, Vinnemeier and Siewert (whom we collectively refer to as our Founders) as of June 30, 2021, had an ownership interest and voting interest of 22.2% and 26.9%, respectively.

COVID-19
Our business and operating results for 2021 continue to be negatively impacted by the COVID-19 pandemic. Our ultimate financial performance will depend on a number of factors relating to the world’s emergence from the COVID-19 pandemic, including rates of vaccination and the effectiveness of vaccinations against various mutations of the COVID-19 virus.

Basis of presentation
We have prepared the accompanying interim unaudited condensed consolidated financial statements in accordance with accounting principles generally accepted in the United States (“GAAP”) for interim financial reporting. We have included all adjustments necessary for a fair presentation of the results of the interim period. These adjustments consist of normal recurring items. Our interim unaudited condensed consolidated financial statements are not necessarily indicative of results that may be expected for any other interim period or for the full year.
Certain information and note disclosures normally included in the audited annual consolidated financial statements have been condensed or omitted in accordance with SEC rules. The condensed consolidated balance sheet as of December 31, 2020 was derived from our audited consolidated financial statements as of that date but does not contain all of the footnote disclosures from the annual financial statements. As such, these interim unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and related notes included in our Annual Report on Form 20-F for the year ended December 31, 2020, previously filed with the Securities and Exchange Commission (“SEC”).

Seasonality
We experience seasonal fluctuations in the demand for our services as a result of seasonal patterns in travel. For example, absent the effect of the COVID-19 pandemic in 2020 and 2021, which has disrupted our usual seasonality trends, searches and consequently our revenue, are generally the highest in the first three quarters as travelers plan and book their spring, summer and winter holiday travel. Our revenue typically decreases in the fourth quarter. We generally expect to experience higher return on advertising spend in the first and fourth quarter of the year as we typically expect to advertise less in the periods outside of high travel seasons. Seasonal fluctuations affecting our revenue also affect the timing of our cash flows. We typically invoice once per month, with customary payment terms. Therefore, our cash flow varies seasonally with a slight delay to our revenue, and is significantly affected by the timing of our advertising spending. Changes in the relative revenue share of our offerings in countries and areas where seasonal travel patterns vary from those described above may influence the typical trend of our seasonal patterns in the future. It is difficult to forecast the seasonality for future periods, given the uncertainty around the duration of the impact from COVID-19 and the nature and timing of any sustained recovery.

Accounting estimates
We use estimates and assumptions in the preparation of our interim unaudited condensed consolidated financial statements in accordance with GAAP. Preparation of the interim unaudited condensed consolidated financial statements and accompanying notes requires that we make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the unaudited condensed consolidated financial statements, as well as revenue and expenses during the periods reported. Our actual financial results could differ significantly from these estimates. The significant estimates underlying our interim unaudited condensed consolidated financial statements include: leases, recoverability of goodwill, intangible assets and other long-lived assets, income taxes, legal and tax contingencies, business combinations and share-based compensation.
The COVID-19 pandemic has had, and is expected to continue to have, a material adverse impact on the travel industry, which may continue to have a significant adverse effect on our business and results of operations. The uncertainty associated with COVID-19 increased the level of judgement applied in our estimates and assumptions. Our estimates may change in future periods as a result of new events arising from the COVID-19 pandemic.

Note 2: Significant accounting policies
The significant accounting policies used in preparation of these unaudited condensed consolidated financial statements for the three and six months ended June 30, 2021 are consistent with those discussed in Note 2 to the consolidated financial statements in our Annual Report on Form 20-F for the year ended December 31, 2020, except as updated below.

Advertising expense
We incur advertising expense consisting of offline costs, including television and radio advertising expense, online advertising expense, as well as sponsorship and endorsement expense, in order to promote our brands. A significant portion of traffic from users is directed to our websites through our participation in display advertising campaigns on search engines, advertising networks, affiliate websites and social networking sites. We consider traffic acquisition costs to be indirect advertising fees. We expense the production costs associated with advertisements in the period in which the advertisement first takes place. We expense the costs of communicating the advertisement (e.g., television airtime) as incurred each time the advertisement is shown. These costs are included in selling and marketing expense in our condensed consolidated statements of operations.

Adoption of new accounting pronouncements
Income Taxes. As of January 1, 2021, we have prospectively adopted ASU 2019-12, which eliminates certain exceptions in current guidance related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period, and the recognition of deferred tax liabilities for outside basis differences. It also clarifies and simplifies other aspects of the accounting for income taxes. The adoption of this new guidance did not have a material impact to our unaudited condensed consolidated financial statements.
Equity Method Investments. As of January 1, 2021, we have prospectively adopted ASU 2020-01, which clarifies the interaction between the accounting for investments in equity securities, equity method investments and certain derivative instruments. The adoption of this new guidance did not have a material impact to our unaudited condensed consolidated financial statements.

Certain risks and concentration of credit risk
Our business is subject to certain risks and concentrations including dependence on relationships with our advertisers, dependence on third-party technology providers, and exposure to risks associated with online commerce security. Our concentration of credit risk relates to depositors holding our cash and customers with significant accounts receivable balances.
Our customer base includes primarily OTAs, hotel chains and independent hotels. We perform ongoing credit evaluations of our customers and maintain allowances for potential credit losses. We generally do not require collateral or other security from our customers.
Expedia Group, our controlling shareholder, and its affiliates represent 21% and 21% respectively, of total revenues for the three and six months ended June 30, 2021, compared to 15% and 31%, respectively, in the same periods in 2020. The Expedia Group represent 28% and 20% of total accounts receivable as of June 30, 2021 and December 31, 2020, respectively.
Booking Holdings and its affiliates represent 59% and 57%, respectively of total revenues for the three and six months ended June 30, 2021, compared to 46% and 39%, respectively, in the same periods in 2020. Booking Holdings and its affiliates represent 47% and 47% of total accounts receivable as of June 30, 2021 and December 31, 2020, respectively.

Restricted cash
As of June 30, 2021 and December 31, 2020, restricted cash was €0.3 million and €2.4 million, respectively. From the total balance as of June 30, 2021 and December 31, 2020, €0.3 million and €2.3 million, respectively, is classified as other long-term assets based on the expected dates the restricted cash will be refunded or made available to the Company.

Deferred revenue
As of December 31, 2020, the deferred revenue balance was €2.8 million, €2.6 million of which was recognized as revenue during the six months ended June 30, 2021.

Note 3: Acquisitions and divestitures
Acquisitions
Effective on January 12, 2021, we acquired 100% of weekengo GmbH ("Weekengo") shares for €6.7 million from former shareholders and the domain and related trademark for €0.7 million from a former shareholder, for an aggregate cash purchase price of €7.4 million of which €0.5 million are held in escrow to be released to the former shareholders one year after closing. Weekengo is a company based in Germany that operates the online travel search website “weekend.com”, which specializes in optimizing the delivery of search results for direct flights and hotel packages with a short-trip focus. A portion of the purchase consideration was paid in December 2020 as partial fulfillment of closing conditions amounting to €3.0 million. This amount was included in prepaid expenses and other current assets on the consolidated balance sheet as of December 31, 2020.

The acquisition was accounted for as a business combination using the acquisition method of accounting. Accordingly, we have allocated the consideration paid for Weekengo to the net tangible and identifiable intangible assets based on their estimated fair values. Our preliminary valuation of assets acquired and liabilities assumed, and the fair value of such amounts are included in the table below. Goodwill represents the excess of the purchase price over the fair value of the underlying net tangible and identifiable intangible assets.
The following table summarizes the acquisition date fair values of the assets acquired and liabilities assumed:

(in thousands)	January 12, 2021
Cash and cash equivalents	€85
Prepaid expenses and other current assets	54
Property and equipment, net	1,662
Goodwill	5,085
Intangible assets, net	675
Total Assets	7,561
Accounts payable	(121)
Other liabilities	(15)
Net assets acquired	€7,425

The Company applied variations of the cost approach to estimate the fair values of the acquired trademark and domain “WEEKEND.com”, recognized within intangible assets, of €0.7 million with an estimated useful life of 5 years, and capitalized software and software development costs, recognized within property and equipment, of €1.6 million with an estimated useful life of 3 years. The Company additionally recognized €0.3 million of deferred tax liabilities attributable to the fair value adjustment on capitalized software and software development costs, which are offset by acquired deferred tax assets.
The preliminary estimated fair values of the assets acquired and the liabilities assumed are determined based on currently available information. We are continuing to evaluate the underlying inputs and assumptions used in the valuations. Accordingly, these preliminary estimates are subject to change during the measurement period, which is up to one year from the date of the acquisition. A change in fair values of the assets acquired and the liabilities assumed would result in a corresponding change in the amount of goodwill resulting from the acquisition.
The goodwill balance of €5.1 million has been assigned to the Developed Europe and Americas segments in the amounts of €3.2 million and €1.9 million, respectively. The goodwill largely reflects our access to Weekengo’s development team and know-how, and expected synergies to strengthen our presence in the weekend getaway market. Goodwill is not expected to be deductible for tax purposes.
Revenues from Weekengo included in the Company's condensed consolidated statements of operations for the three and six months ended June 30, 2021 were €0.0 million and €0.0 million, respectively. Net loss from Weekengo included in the Company's condensed consolidated statements of operations for the same periods were €0.6 million and €1.2 million respectively. The Company did not incur material transaction costs with respect to the Weekengo acquisition during the three and six months ended June 30, 2021.
The following unaudited pro forma information reflects our consolidated results of operations as if the acquisition had occurred on January 1, 2020. The unaudited pro forma information is not necessarily indicative of the results of operations that we would have reported had the transaction actually occurred at the beginning of the period nor is it necessarily indicative of future results. The unaudited pro forma financial information does not reflect the impact of future events that may occur after the acquisition, including, but not limited to, anticipated costs savings from synergies or other operational improvements.

(in thousands, unaudited)	Three months ended June 30, 2020	Six months ended June 30, 2020
Revenue	€16,133	€156,263
Net loss	(20,639)	(235,340)

The unaudited pro forma financial information in the table above includes adjustments that are directly attributable to the business combination and are factually supportable. The pro forma financial information include adjustments of €0.1 million and €0.3 million for the three and six months ended June 30, 2021 related to application of the Company’s accounting policies, depreciation and amortization related to fair value adjustment on capitalized software and software development costs and recognition of the trademark and domain, and acquisition related transaction costs.

Divestitures
In December 2020, the Company entered into an agreement to sell its minority interest (49%) in myhotelshop GmbH ("myhotelshop") for a cash consideration of €70 thousand to the majority shareholder, who is not a related party to trivago. The transaction had not closed as of December 31, 2020 as there were still some outstanding closing conditions. However, due to imminent closing of the transaction, the Company recognized an impairment loss in 2020 to write down the equity method investment as of December 31, 2020 to the cash consideration value of €70 thousand. As a result of the closing of the sale on January 28, 2021, the remaining equity method investment of €70 thousand was derecognized on our condensed consolidated balance sheet with no further gain or loss recognized between the consideration and the carrying amount. As of the closing date, myhotelshop is no longer considered a related party.

Note 4: Fair value measurement
Financial assets measured at fair value on a recurring basis are classified using the fair value hierarchy in the tables below:

As of June 30, 2021	Total	Level 1	Level 2
(in thousands)
Assets
Cash equivalents:
Money market funds	€19,986	€19,986	€—
Short-term investments:
Term deposits	9,487	—	9,487
Other long-term assets:
Term deposits	1,351	—	1,351
Total	€30,824	€19,986	€10,838

As of December 31, 2020	Total	Level 1	Level 2
(in thousands)
Assets
Cash equivalents:
Money market funds	€65,111	€65,111	€—
Short-term investments:
Term deposits	9,448	—	9,448
Total	€74,559	€65,111	€9,448

We value our financial assets using quoted market prices or alternative pricing sources and models utilizing market observable inputs.
Money market funds are valued at the closing price reported by the fund sponsor from an actively traded exchange. This is included within cash equivalents as Level 1 measurements.
We hold term deposit investments with financial institutions. We classify our term deposits within Level 2 in the fair value hierarchy because they are valued at amortized cost, which approximates fair value. Term deposits with original maturity of more than three months but less than one year are classified as short-term investments and those with original maturity of more than one year are classified as other long-term assets.
Investments in term deposits with original maturity of more than one year are restricted by long-term obligations related to the new campus building.

Assets measured at fair value on a non-recurring basis
Our non-financial assets, such as goodwill, intangible assets and property and equipment, as well as equity method investments, are adjusted to fair value when an impairment charge is recognized or the underlying investment is sold. Such fair value measurements are based predominately on Level 3 inputs.

Goodwill
During the first quarter of 2020, we recognized goodwill impairment charges of €17.6 million, €107.5 million and €82.5 million in the Developed Europe, Americas and Rest of World reporting units, respectively. These impairment charges resulted from the significant negative impact of the COVID-19 pandemic on our business, which presented sufficient indicators to require us to perform an interim quantitative assessment as of March 31, 2020 in which we compared the fair value of the reporting units to their carrying value. Further details may be found in our Annual Report on Form 20-F for the year ended December 31, 2020 previously filed with the SEC.
The full duration and total impact of the COVID-19 pandemic remains uncertain and it is difficult to predict how the recovery will unfold for global economies, the travel industry or our business. As a result, we may continue to record impairment charges in the future due to the potential long-term economic impact and near-term financial impacts.

Note 5: Prepaid expenses and other current assets

(in thousands)	June 30, 2021	December 31, 2020
Prepaid advertising	€12,393	€2,297
Other prepaid expenses	3,056	4,132
Other assets	1,007	4,009
Total	€16,456	€10,438

In January 2021, we entered into a long-term marketing sponsorship agreement for various marketing rights beginning July 1, 2021. The first two contractual installment payments under this agreement have been paid and as of June 30, 2021, €7.5 million has been included within prepaid advertising in the above table.
As of December 31, 2020, €3.0 million in other assets related to a portion of the purchase consideration for the Weekengo acquisition. The transaction closed on January 12, 2021, at which time, the total consideration, inclusive of the €3.0 million paid prior to the closing of the acquisition, was allocated to the acquired assets as discussed in Note 3: Acquisitions and divestitures.

Note 6: Property and equipment, net

	June 30, 2021	December 31, 2020
(in thousands)
Building and leasehold improvements	€6,932	€15,295
Capitalized software and software development costs	25,325	22,702
Computer equipment	17,619	17,248
Furniture and fixtures	3,640	5,480
Subtotal	53,516	60,725
Less: accumulated depreciation	36,339	34,352
Construction in process	817	309
Property and equipment, net	€17,994	€26,682

As part of the amendment to the campus operating lease agreement on January 29, 2021 which is further discussed in Note 7: Leases, we transferred long-lived assets with a net book value of €7.5 million related to the terminated floor space to the landlord. This transaction is partially offset in the condensed consolidated balance sheet by the lease termination penalty. The net amount is recorded in accounts receivable as of June 30, 2021. We recognized a gain of €0.1 million on the sale of these fixed assets.

Note 7: Leases
On January 29, 2021, we entered into an amendment to the operating lease agreement for office space in our corporate headquarters, whereby the landlord agreed to grant us partial termination of the lease related to certain floor spaces from January 1, 2021 for a penalty of €6.7 million, and from May 31, 2023 for a penalty of €2.3 million. The amendment was treated as a modification to the existing lease agreement with an effective date of January 29, 2021 and the termination penalties will be expensed over the remaining lease term. As part of the amendment, the landlord agreed to pay trivago €2.6 million as a settlement of prior claims for defects in the leased office space, which has been treated as a lease incentive and will reduce lease expense over the lease term. As a result of this lease modification, we recognized a gain of €1.2 million on the lease modification, agreed to pay €0.5 million as a settlement of prior claims for defects that had previously been accrued for and reduced our operating lease right-of-use assets and operating lease liability by €34.7 million and €36.4 million, respectively.

Note 8: Share-based awards and other equity instruments
Amendments to the 2016 Omnibus Incentive Plan
On March 2, 2021, our supervisory board amended the trivago N.V. 2016 Omnibus Incentive Plan to increase the maximum number of Class A shares available for issuance. As of June 30, 2021 the maximum number of Class A shares available for issuance are 59,635,698 Class A shares (34,711,009 as of December 31, 2020), which does not include any Class B share conversions. Class A shares issuable under 2016 Plan are represented by ADSs for such Class A shares.

Share-based compensation expense
The following table presents the amount of share-based compensation expense included in our condensed consolidated statements of operations during the periods presented:

	Three months ended June 30,		Six months ended June 30,
(in thousands)	2021	2020	2021	2020
Cost of revenue	€71	€70	€121	€120
Selling and marketing	299	345	525	677
Technology and content	1,065	1,146	1,729	2,181
General and administrative	3,461	2,625	5,640	4,709
Total share-based compensation expense	€4,896	€4,186	€8,015	€7,687

Share-based award activity
The following table presents a summary of our share option activity for the six months ended June 30, 2021:

	Options	Weighted average exercise price	Remaining contractual life	Aggregate intrinsic value
		(in €)	(In years)	(€ in thousands)
Balance as of December 31, 2020	26,347,149	3.29	12	28,356
Granted	5,308,986	0.06
Exercised	3,318,061	0.37
Cancelled	2,163,914	5.57
Balance as of June 30, 2021	26,174,160	2.90	11	45,917
Exercisable as of June 30, 2021	13,954,858	5.02	15	14,844
Vested and expected to vest after June 30, 2021	26,174,160	2.90	11	45,917

The following table presents a summary of our restricted stock units (RSUs) for the six months ended June 30, 2021:

	RSUs	Weighted Average Grant Date Fair Value	Remaining contractual life
		(in €)	(in years)
Balance as of December 31, 2020	1,624,461	1.39	5
Granted	989,236	3.86
Vested	350,262	1.99
Cancelled	6,782	2.97
Balance as of June 30, 2021	2,256,653	2.38	5

Note 9: Income taxes
We determine our provision for income taxes for interim periods using an estimate of our annual effective tax rate. We record any changes affecting the estimated annual effective tax rate in the interim period in which the change occurs, including discrete items.
Income tax expense was €6 thousand in the second quarter ended June 30, 2021, compared to an income tax benefit of €6.9 million in the second quarter ended June 30, 2020. The total weighted average tax rate was 39.9%, which was mainly driven by the German statutory tax rate of approximately 31%. Our effective tax rate was -0.2% compared to 25.6% in the second quarter in 2020. The difference between the weighted average tax rate of 39.9% and the effective tax rate of -0.2% in the second quarter of 2021 is primarily attributable to share-based compensation expense, which is non-deductible for tax purposes.
Income tax benefit was €1.3 million in the half year ended June 30, 2021, compared to an income tax benefit of €8.0 million in the half year ended June 30, 2020. Our effective tax rate was 11.1% compared to 3.3% for the half year ended June 30, 2020. The difference between the weighted average tax rate and the effective tax rate for the six months ended June 30, 2021 is primarily attributable to the impact of share-based compensation expense, which is non-deductible for tax purposes.
An uncertain tax position in connection with unrecognized tax benefits relating to the deductibility of expenses amounted to €2.9 million as of June 30, 2021. A liability for these tax benefits was included under other long-term liabilities in the unaudited condensed consolidated financial statements.

Note 10: Stockholders' equity
Each Class B share is convertible into one Class A share at any time by the holder. Share premium derived from the conversion of Class A into Class B shares, is recognized within reserves.
During the six months ended June 30, 2021 9,625,000 Class B shares were converted into Class A shares. During the six months ended June 30, 2020, 3,500,000 Class B shares were converted into Class A shares.

Note 11: Earnings per share
Basic and diluted earnings per share of Class A and Class B common stock is computed by dividing net income/(loss) by the weighted average number of Class A and Class B common stock outstanding during the same period. Diluted earnings per share is calculated using our weighted-average outstanding common shares including the dilutive effect of stock awards as determined under the treasury stock method.

The following table presents our basic and diluted earnings per share:

	Three months ended June 30,		Six months ended June 30,
(€ thousands, except per share data)	2021	2020	2021	2020
Numerator:
Net income/(loss)	€(3,289)	€(20,158)	€(10,029)	€(234,424)

Denominator:
Weighted average shares of Class A and Class B common stock outstanding:
Basic	357,582	353,133	356,726	352,953
Diluted	357,582	353,133	356,726	352,953

Net income/(loss) per share:
Basic	€(0.01)	€(0.06)	€(0.03)	€(0.66)
Diluted	€(0.01)	€(0.06)	€(0.03)	€(0.66)

For the three and six months ended June 30, 2021 and 2020, diluted weighted average common shares outstanding does not include the effects of the exercise of outstanding stock options and RSUs as the inclusion of these instruments would have been anti-dilutive.

Note 12: Commitments and contingencies
In January 2021 we entered into a marketing sponsorship agreement in return for various marketing rights. Based on the terms of the agreement and payments made, we have an outstanding commitment value of approximately €16.3 million as of June 30, 2021.

Legal proceedings
On August 23, 2018, the Australian Competition and Consumer Commission, or ACCC, instituted proceedings in the Australian Federal Court against us. The ACCC alleged a number of breaches of the Australian Consumer Law, or ACL, relating to certain advertisements in Australia concerning the hotel prices available on our Australian site, our Australian strike-through pricing practice and other aspects of the way offers for accommodation were displayed on our Australian website. The matter went to trial in September 2019 and, on January 20, 2020, the Australian Federal Court issued a judgment finding that we had engaged in conduct in breach of the ACL. On March 4, 2020, we filed a notice of appeal at the Australian Federal Court appealing part of that judgment. On November 4, 2020, the Australian Federal Court dismissed trivago’s appeal. On May 27, 2021, the court scheduled a separate trial regarding penalties and other orders for October 18, 2021, after vacating the prior June 2021 trial date. Management recorded an estimate of the probable loss in connection with these proceedings within current other liabilities. Any penalty amount could substantially exceed the level of provision that we established for this litigation.
In establishing a provision in respect of the ACCC matter, management took into account the information currently available, including judicial precedents. However, there is considerable uncertainty regarding how the Australian Federal Court would calculate the penalties that will be ultimately assessed on us. In particular, the Australian Federal Court determined that we engaged in certain conduct after September 1, 2018 that will result in the applicability of the new penalty regime under the ACL, which significantly increased the maximum penalty applicable to parts of our conduct. Only a few cases have been decided so far assessing penalties for contraventions of the ACL under the new regime. In cases involving conduct before and after September 1, 2018, the Australian Federal Court in each case did not allocate the total penalty imposed between the old and new penalty regime. As a result, an estimate of the reasonable possible loss or range of loss in excess of the amount reserved cannot be made.

Note 13: Related party transactions
Relationships with Expedia
We have commercial relationships with Expedia Group, Inc. and many of its affiliated brands, including Brand Expedia, Hotels.com, Orbitz, Travelocity, Hotwire, Wotif, Vrbo and ebookers. These are arrangements terminable at will or upon three to seven days prior notice by either party and on customary commercial terms that enable Expedia Group’s brands to advertise on our platform, and we receive payment for users we refer to them. We are also party to a letter agreement pursuant to which Expedia Group refers traffic to us when a particular hotel or region is unavailable on the applicable Expedia Group website. Related-party revenue from Expedia Group primarily consists of click-through fees and other advertising services provided to Expedia Group and its affiliates.
Related-party revenue from Expedia Group and its affiliates was €20.1 million and €27.7 million for the three and six months ended June 30, 2021, compared to €2.5 million and €48.3 million, respectively, in the same periods in 2020. These amounts are recorded at contract value, which we believe is a reasonable reflection of the value of the services provided. Related-party revenue represented 21% and 21% of our total revenue for the three and six months ended June 30, 2021, compared to 15% and 31%, respectively, in the same periods in 2020.
For the three and six months ended June 30, 2020 and 2021, we did not incur significant operating expenses of related-party services and support agreements with Expedia Group.
The related party trade receivable balances with Expedia Group and its affiliates as of December 31, 2020 and June 30, 2021 was €2.9 million and €15.1 million.

Guarantee
As of December 31, 2020, we had an uncommitted credit facility with Bank of America Merrill Lynch International Ltd., one of the underwriters of our initial public offering, with a maximum principal amount of €50.0 million. Advances under this facility bear interest at a rate of LIBOR, floored at zero, plus 1.0% per annum. Our obligations under this facility were guaranteed by Expedia Group. We did not utilize the credit facility during the year ended December 31, 2020. On January 7, 2021 the uncommitted credit facility was cancelled by the lender.

myhotelshop
Subsequent to the deconsolidation of myhotelshop in December 2017, myhotelshop remained a related party to trivago until January 28, 2021, when we sold our minority interest. Related-party revenue from myhotelshop for the six months ended June 30, 2021 was not significant. Related-party revenue of €0.1 million and €0.7 million for the three and six months ended June 30, 2020 primarily consists of referral revenue. As a result of the sale, we derecognized the remaining equity method investment of €70 thousand on our condensed consolidated balance sheet and no longer consider myhotelshop a related party.

Note 14: Segment information
Management has identified three reportable segments, which correspond to our three operating segments: the Americas, Developed Europe and Rest of World (RoW). Our Americas segment is comprised of Argentina, Barbados, Brazil, Canada, Chile, Colombia, Costa Rica, Ecuador, Mexico, Panama, Peru, Puerto Rico, the United States and Uruguay. Our Developed Europe segment is comprised of Austria, Belgium, Denmark, Finland, France, Germany, Ireland, Italy, Luxembourg, Malta, the Netherlands, Norway, Portugal, Spain, Sweden, Switzerland and the United Kingdom. Our Rest of World segment is comprised of all other countries where trivago operates .
We determined our operating segments based on how our chief operating decision makers manage our business, make operating decisions and evaluate operating performance. Our primary operating metric is Return on Advertising Spend, or ROAS, for each of our segments, which compares Referral Revenue to Advertising Spend. ROAS includes the allocation of revenue by segment which is based on the location of the website, or domain name, regardless of where the consumer resides. This is consistent with how management monitors and runs the business.
Corporate and Eliminations also includes all corporate functions and expenses except for direct advertising. In addition, we record amortization of intangible assets and any related impairment, share-based compensation expense, restructuring and related reorganization charges, legal reserves, occupancy tax and other taxes, and other items excluded from segment operating performance in Corporate and Eliminations. Such amounts are detailed in our segment reconciliations below. The following tables present our segment information for the three and six months ended June 30, 2021 and 2020. As a significant portion of our property and equipment is not allocated to our operating segments and depreciation is not included in our segment measure, we do not report the assets by segment as it would not be meaningful. We do not regularly provide such information to our chief operating decision makers.

	Three months ended June 30, 2021
(€ thousands)	Developed Europe	Americas	Rest of World	Corporate & Eliminations	Total
Referral revenue	€43,728	€37,572	€12,148	€—	€93,448
Subscription revenue	—	—	—	1,214	1,214
Other revenue	—	—	—	812	812
Total revenue	€43,728	€37,572	€12,148	€2,026	€95,474
Advertising spend	29,771	28,564	6,278	—	64,613
ROAS contribution	€13,957	€9,008	€5,870	€2,026	€30,861
Costs and expenses:
Cost of revenue, including related party, excluding amortization					2,961
Other selling and marketing, including related party (1)					6,753
Technology and content, including related party					13,753
General and administrative, including related party					10,189
Amortization of intangible assets					68
Operating loss					€(2,863)
Other income/(expense)
Interest expense					(146)
Other, net					(274)
Total other income/(expense), net					€(420)
Loss before income taxes					€(3,283)
Expense/(benefit) for income taxes					6
Net loss					€(3,289)

(1) Represents all other sales and marketing, excluding Advertising Spend, as Advertising Spend is tracked by reporting segment.

	Three months ended June 30, 2020
(€ thousands)	Developed Europe	Americas	Rest of World	Corporate & Eliminations	Total
Referral revenue	€4,891	€6,533	€2,457	€—	€13,881
Subscription revenue	—	—	—	1,958	1,958
Other revenue	—	—	—	293	293
Total revenue	€4,891	€6,533	€2,457	€2,251	€16,132
Advertising spend	1,372	2,097	1,996	—	5,465
ROAS contribution	€3,519	€4,436	€461	€2,251	€10,667
Costs and expenses:
Cost of revenue, including related party, excluding amortization					2,654
Other selling and marketing, including related party (1)					7,382
Technology and content, including related party					18,293
General and administrative, including related party					9,019
Amortization of intangible assets					36
Operating loss					€(26,717)
Other income/(expense)
Interest expense					(59)
Other, net					(274)
Total other income/(expense), net					€(333)
Loss before income taxes					€(27,050)
Expense/(benefit) for income taxes					(6,913)
Loss before equity method investment					€(20,137)
Income/(loss) from equity method investment					(21)
Net loss					€(20,158)
(1) Represents all other sales and marketing, excluding Advertising Spend, as Advertising Spend is tracked by reporting segment.

	Six months ended June 30, 2021
(€ thousands)	Developed Europe	Americas	Rest of World	Corporate & Eliminations	Total
Referral revenue	€53,262	€55,861	€20,492	€—	€129,615
Subscription revenue	—	—	—	2,563	2,563
Other revenue	—	—	—	1,522	1,522
Total revenue	€53,262	€55,861	€20,492	€4,085	€133,700
Advertising spend	34,665	38,553	10,036	—	83,254
ROAS contribution	€18,597	€17,308	€10,456	€4,085	€50,446
Costs and expenses:
Cost of revenue, including related party, excluding amortization					5,547
Other selling and marketing, including related party (1)					11,449
Technology and content, including related party					26,393
General and administrative, including related party					18,704
Amortization of intangible assets					68
Operating loss					€(11,715)
Other income/(expense)
Interest expense					(202)
Other, net					632
Total other income/(expense), net					€430
Loss before income taxes					€(11,285)
Expense/(benefit) for income taxes					(1,256)
Net loss					€(10,029)
(1) Represents all other sales and marketing, excluding Advertising Spend, as Advertising Spend is tracked by reporting segment.

	Six months ended June 30, 2020
(€ thousands)	Developed Europe	Americas	Rest of World	Corporate & Eliminations	Total
Referral revenue	€62,195	€61,171	€27,231	€—	€150,597
Subscription revenue	—	—	—	4,368	4,368
Other revenue	—	—	—	970	970
Total revenue	€62,195	€61,171	€27,231	€5,338	€155,935
Advertising spend	37,620	45,995	24,405	—	108,020
ROAS contribution	€24,575	€15,176	€2,826	€5,338	€47,915
Costs and expenses:
Cost of revenue, including related party, excluding amortization					5,468
Other selling and marketing, including related party (1)					16,204
Technology and content, including related party					35,909
General and administrative, including related party					24,324
Amortization of intangible assets					361
Impairment of goodwill					207,618
Operating loss					€(241,969)
Other income/(expense)
Interest expense					(105)
Other, net					(598)
Total other income/(expense), net					€(703)
Loss before income taxes					€(242,672)
Expense/(benefit) for income taxes					(8,035)
Loss before equity method investment					€(234,637)
Income/(loss) from equity method investment					213
Net loss					€(234,424)
(1) Represents all other sales and marketing, excluding Advertising Spend, as Advertising Spend is tracked by reporting segment.

Note 15: Subsequent events
After the date of the balance sheet through the date of issuance of these unaudited condensed consolidated financial statements, 151,944 Class A shares were issued as a result of options exercised and RSUs released. Additionally, Mr. Schrömgens converted 25,628,205 Class B shares into Class A shares with the resulting share premium recognized within reserves. Following the conversions, our Founders held Class B shares of trivago N.V. with an ownership interest and voting interest of 15.1% and 19.8%, respectively.